Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

The following is a transcript of a recording of an interview with Chris Showalter, the CEO of Lifezone Holdings Limited (“Lifezone Metals”), on CNBC Africa:

Anchor: Tanzania is going to be a global supplier of nickel with the re-entry of BHP in Africa alongside Lifezone Metals. The Kabanga Nickel Project based in West Tanzania, a development-ready project, is set to begin production in a few years. Ridhima Shukla (the “Interviewer”) spoke to the CEO of Lifezone Metals to find out more.

Chris Showalter: The Kabanga Nickel Project is a partnership between Lifezone Metals, which is our group, and then the government of Tanzania and then BHP, so there are three strategic partners in the project, and I think we all bring equally important aspects to this partnership, but I would emphasise it is a true partnership and that’s something that Tanzania has definitely really progressed in the past few years, is really embracing more investment-friendly models of partnership, and it really results in a more equitable sharing of benefits. So, we’re very excited to be partnered with BHP, for having BHP come back into Africa, after being away for a decade, to come in to Tanzania and to come in through the Kabanga Nickel Project. It’s a massive demonstration of really the political circumstances here and the policies being undertaken by the current administration and President Hassan, so we’re very excited.

The Kabanga Nickel Project is the highest-grade nickel sulphide deposit really globally right now. We have 2.62 percent nickel, which equates to over three percent nickel equivalent, and this is a development-ready project, so this is the biggest source of nickel and cobalt that’s ready to come online to really feed into the demand for electric vehicles around the world. It’s a massive tribute to Tanzania to be able to participate in part of the energy transition and really be a great example for how Africa could be involved.

Interviewer: Oh absolutely, all of Africa actually has a lot to contribute to the green transformation transition around the world, but looking at the current global market of supply chain of nickel, paint us a picture there. There has been a decline, China pulling out a bit, also the Ukraine/Russia conflict having an impact on that, and, at the same time, your project taking off. When do you expect it to actually begin supplying, and tell us a little bit about the global scenario here?

Chris Showalter: Yes, no problem, so right now we’re forecasting into 2026 to be going into production here. As I emphasised initially, this is a development-ready project. There’s been over $300 million that’s been invested in the project to date, and so we have all our long-term special mining licenses, environmental permits, so we are really development-ready when we say that. In the context of the global nickel market, you’re correct, there is going to be massive constraints between sources of nickel coming from Russia, and then the quality of nickel coming out of Indonesia and the Pacific, there’s a massive differentiation between the amount of CO2 being produced by those projects. These are very high CO2-emitting mining operations, and so we really differentiate ourselves by bringing one of the cleanest, greenest operations to the market, and part of that is by bringing our innovative hydrometallurgical processing technology.

We produce a massively lower CO2 footprint, we don’t emit any SO2, so not only are we going to be providing a source of nickel that’s an alternative to the other traditional sources in Russia and in Indonesia, but we’re going to be providing a clean source for the OEMs and the battery manufacturers, which is a huge criteria for them right now as they look to identify, not only working to get alternative sources, but also they want it to be clean because consumers are going to be demanding that. It’s going to be clean, green nickel coming from Tanzania which we’re very proud about.

Interviewer: Excellent, but you know what they say, mining is hardly ever really clean, it always has a cost attached, an environmental cost attached to it, and in Africa actually it tends to attach more of a political issue also, a conflict cost to it. What are your views on that? Recently in Mining Indaba statements were made by American Delegation about mining differently, and what that was attributed to was that mining differently from the past, and from the Chinese companies that are actively mining in Africa. What is that difference, and also pertaining to conflict issues in Africa?

Chris Showalter: I think, when it comes to how the market and the world’s view in Tanzania, I think I’d focus on that because I think the direction in policy of this current administration has been enormously conducive to investors coming back into Tanzania. I mean Tanzania is generally open for business, so we look at President Hassan’s record over the past year you now find direct investment coming back into Tanzania. This is a much friendlier jurisdiction than it has been historically, so I think we benefit from the positives policies of the government. We’ve got a very positive working relationship with them. Then, as you indicated, the emphasis of countries like the United States really looking to firm up and progress the relationship with Tanzania is a massive support to the overall investment conditions in the country. I think the landscape for Tanzania to play a lead role in the energy transition is really being played out here right now, and we’re right at the forefront of that by bringing the Kabanga Nickel Project into production.

Interviewer: That’s great. Could you tell me a little bit about how the revenue share is split between the government of Tanzania and Tembo project, or the Kabanga project?

Chris Showalter: Yes, so the spirit of our partnership - and, as I said, this is really a true partnership - is we have an agreement through we established a legal construct as a framework agreement, and this is a model that was really created by Barrick Gold in negotiations with the government of Tanzania, and so what this provides Tanzania is a blend of both fixed benefits in terms of royalties, levies and taxes. What it also does is it provides a 16 percent free carry in the shareholding structure, so the government is a true partner in the sense that they are in as a shareholder, and that would provide them variable dividend income. I think, when you add up those benefits, it comes to a roughly equal 50/50 economic sharing of benefits, and I think that’s a philosophical point that is at the crux of how these framework agreements were negotiated, and so the intent is to have a relative equal sharing of benefits between, not only the foreign investors and the operators, but also the government of Tanzania.

I think that’s a model that we can move forward proudly with here in Tanzania, and I think it’s going to be a demonstration of kind of a new paradigm shift for mining companies in Africa, and it’s not just us, this is being done in other countries across Africa, so the communities and the governments can more equitably share in the benefits of a mining project like Kabanga.

Interviewer: When you talk about the share being so fair and almost 50/50 in terms of benefits that are long-term, when I look at it here Tembo Nickel is owned 84 percent by Kabanga Nickel Limited and 16 percent by the government of Tanzania. How do you mean these long-term benefits? Are you saying that there’s going to be a setup of a larger manufacturing unit, or what is going to happen?

Chris Showalter: So, to look more deeper in the calculations, so you have a 16 percent participation in the operating company, you have an income tax rate of just about 30 percent, you have a 6 percent royalty, so when you add up additional levies and taxes and you put all that together it blends out into a roughly 50/50 balance. It really is a basket of all these different taxes, royalties and shareholding that equate to that general blend.

Interviewer: That’s incredible. Going back to about this being a more greener form of mining, hydrometallurgy is one of the technologies that you will be using in this plant. Now, tell me a little bit. Since it reduces the cost of capital and operations, will that have any impact on nickel sulphide’s global pricing?

Chris Showalter: So, nickel sulphides are, by nature, we’re an underground mine, we’re not an open-pit mine, so we’re going to have a much lower CO2 footprint, but when you apply hydromet one of the biggest benefits is we are providing local beneficiation in Tanzania. From a capital operating standpoint, we are not required to ship a heavy bulk concentrate out of Tanzania incurring massive transport costs, shipping to other smelters and refineries around the world. We’re providing a much different alternative, which comes with the associated benefits to CAPEX and OPEX by domiciling a beneficiation complex here in Tanzania, the opportunity for Tanzania to really beneficiate their own sovereign resource here in Tanzania, and it makes economic and environmental sense. By not having to ship heavy raw materials to other parts around the world, we have those associated cost savings, but also it’s our obligation to allow countries like Tanzania to make the most value-additive processing available domestically.

Interviewer: So, would we see, again, a change in nickel pricing around the globe? I mean we know China has been the primary driver in the recent times, but with more of this happening here in Africa, do we see a better outcome from this in terms of pricing?

Chris Showalter: It’s a good question, and something that we’re hoping evolves in the market. I think a good example is with nickel pricing right now you have one price essentially for most nickel, but I think when you look at the difference between the nickel that’s going to be produced out of Kabanga, you know, we’re going to have greener qualifications than most around the world, so I would argue that we should definitely be privy to a premium for the product that we’re going to be producing. I think, when you look at different types of gasoline or fuel, there’s all sorts of different varieties. There’s WTI, there’s Sweet, there is all sorts of variations of fuels and they all trade at different prices, so what we would like to see is an evolution in the market for battery metals that prices categories of nickel differently based on the cleanliness, and scope one, two and eventually scope three emissions.

I think it’s something that will naturally evolve, and I think we’re going to be in a premier position to be able to earn a premium for our product here, and we’ll demonstrate that by really quantifying the environmental components of our project to the ESG standards that will be applied going forward for the mining industry, which is all coalescing now around certain set criteria and organisations that will provide the ESG criteria to the mining industry.

Interviewer: Great. Now, before we run out of time Chris, I heard that you recently attended yesterday a state dinner with Kamala Harris and the President of Tanzania. Could you give us a bit of what was happening there, what did that conversation/relationship look like?

Chris Showalter: Yes, it was very exciting to be at the state dinner last night hosted by President Hassan, and to see the commitment by the US by having the Vice President visit Tanzania and really show a commitment to enhanced relationships between the two countries for us is very exciting. Our project was highlighted by the Vice President in her speech, just really commending to President Hassan embracing new innovation, lower CO2, zero sulphide projects like the Kabanga Nickel Project and how we’ll be processing the nickel here specifically through the hydrometallurgical process. I think there’s a role for Tanzania to play in the global supply chain for critical metals, and I think the US showing support for Tanzania and offering through the Global Infrastructure Initiative that the US is championing, and through other ways the US can provide support to the supply chains.

[END OF TRANSCRIPT]

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen Investments Corporation (“SPAC”) and Lifezone Metals, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of Lifezone Metals’ proprietary hydromet mineral processing technology (the “Hydromet Technology”) and the development of, and processing of mineral resources at, the Kabanga project, and other statements that are not historical facts.

These statements are based on the current expectations of SPAC and/or Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SPAC and Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by SPAC’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Lifezone Metals or SPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone Metals and SPAC; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga project; the effects of competition on Lifezone Metals’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals Limited (“Holdings”) to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

Additional Information and Where to Find It

In connection with the business combination Holdings intends to file with the SEC a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that SPAC will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of SPAC as of a record date to be established for voting on the business combination. Shareholders of SPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Holdings, Lifezone Metals, SPAC and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Lifezone Metals, SPAC in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of SPAC for the business combination. Information about SPAC’s directors and executive officers is also available in SPAC’s filings with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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